FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of July 14, 2008

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  |X|    Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|    No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Public Notice for Convocation of the Extraordinary General Meeting of

Shareholders of Pixelplus Co., Ltd.

We would like to inform our shareholders that the Extraordinary General Meeting of Shareholders of Pixelplus Co., Ltd. (the “Company”) will be held pursuant to Article 18 of the Articles of Incorporation of the Company and Article 354 of the Korean Commercial Code and that all shareholders registered as of July 25, 2008 are cordially invited to attend the Extraordinary General Meeting of Shareholders to be held at 10 a.m. on Tuesday, September 30, 2008. Please note the Extraordinary General Meeting of Shareholders will only be open to the registered shareholders as of July 25, 2008 and that the Company will close the shareholders register for one business week from July 28, 2008 to August 1, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

July 14, 2008